Greenbriar Capital Corp.

Greenbriar Capital Holdco Inc.

Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

Phone: 949.903.5906    Fax: 604.608.9572

www.greenbriarcapitalcorp.ca

NEWS RELEASE

GREENBRIAR RECEIVES UNSOLICITED $79.9 MILLION CASH OFFER TO PURCHASE SAGE RANCH

June 29th, 2022	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

June 29th, 2022 - Newport Beach, CA - Greenbriar Capital Corp. ("Greenbriar") is pleased to announce that the Company has received an unsolicited offer to purchase Greenbriar's interest in and to the 995 home Sage Ranch sustainable subdivision in California.

The offer was received today from Phantom Developments Limited of Toronto, Canada. (www.phantom.ca).  The offer letter states in exact words verbatim:

"Please find enclosed an Offer to Purchase for the subject noted property from Phantom Developments Limited ("Phantom"), along with a comfort letter from CIBC demonstrating Phantom's financial capability.

Phantom is a residential development and marketing group owned by S&A Developments. Along with its parent company, Phantom has been an active player in the Toronto real estate market for over 60 years, and has built and maintained an extensive portfolio of residential, industrial, and commercial properties across the Greater Toronto Area.

Phantom is seeking to expand its real estate portfolio into the California market. The attached Offer to Purchase sets out a purchase price of Sixty-Two Million Dollars ($62,000,000.00) USD cash, which as of the date of this letter equates to approximately Seventy-Nine Million, Eight Hundred and Eighty-Five Thousand Four Hundred and Fifty Dollars ($79,885,450.00) CAD.

The purchase price should be reviewed relative to Greenbriar Capital Corporation's share price. Greenbriar Capital Corporation has 31,571,929 shares. The purchase price in CAD divided by 31,571,929 shares, equates to roughly $2.53 CAD per share, being more than double the market price per share as of today's date.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Should you have any questions, please contact the undersigned."

Attached to the offer letter above is a letter from CIBC stating verbatim that Phantom "has secured syndicated credit authorizations in the low nine-figure range."

The offer document further stipulates acceptance from Greenbriar by COB July 6, 2022, and a buyer's discretionary 45-day due diligence period with final closing of 60 days thereafter, included within a mutually acceptable PSA to be completed within 30 days.  Also stipulated are a series of deposits to be made by Phantom, including a non-refundable deposit of 10% of the purchase price, payable two days after due diligence acceptance.

Also attached to the offer document is the 116-page Altus Report dated January 24, 2022, which states on Page 3, that the Sage Ranch projected net profit is USD $173.9 Million and the discounted NPV is USD $123.7 million.

Greenbriar will form a three (3) person committee to review this offer, and all future offers, and management of Greenbriar considers this offer to be an initial bid by both a well-known Canadian real estate family office (Phantom) and other bidders in due course.

The purpose of this news release is materiality given the offer value and to prevent selective public disclosure.  Any acceptance by Greenbriar does not constitute more than 50% of our assets. Regulatory approval might be required at closing.

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This press release may contain forward-looking statements. All statements, other than statements of historical fact, constitute "forward-looking statements" and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company's strategy, plans or future financial or operating performance and other statements that express management's expectations or estimates of future performance.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF